WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.

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The Lazard Funds, Inc.
Securities Purchases during an Underwriting involving
Lazard Freres & Co. LLC subject to Rule 10f-3 under the Investment Company Act of 1940.

For the year ended December 31, 1999


Portfolio:			Lazard Retirement Small Cap

Security:			American National Can Group, Inc.

Date Purchased:			07/28/99

Total Shares Offered:		30,000,000

Price Per Share:		$17.00

Shares Purchased
by the Portfolio *:		2,200

Total Principal Purchased
by the Portfolio *:		$37,400

% of Offering Purchased
by the Portfolio:		0.01%

% of Offering Purchased
by all Portfolios
(25% Maximum*):			1.52%

Broker:				Credit Suisse First
					Boston Corp.

Note: Purchases by all Portfolios in aggregate may not exceed 25% of the principal amount of the offering.





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